May 12, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (760) 736-8906

Mr. James P. Kelley, II
President and Chief Executive Officer
Discovery Bancorp
338 Via Vera Cruz
San Marcos, CA 92078

Re:	Discovery Bancorp
	Amendment Number Two to Form S-4 filed May 10, 2005
	File No. 333-122090

Dear Mr. Kelley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction: Celtic Capital Corporation - page 5

1. In the third paragraph of this section on page 5, you state that
"$6.7 million of the anticipated proceeds from the offering will be used to fund the acquisition of Celtic`s assets and partially reduce
Celtic`s debt." Please break this number up to disclose how much of the $6.7 million will be used for that stated purpose and how much will be used as a capital injection to fund lending. Please make these changes throughout the registration statement where you reference the $6.7 million.


Voting Securities - page 10

2. In response to comment 2, you have changed the Proxy card and the
Notice to reflect the meeting can not be adjourned without a vote of shareholders. However, you have failed to reflect this in paragraph
3 of this section which continues to grant the board discretionary authority to adjourn the meeting.

Reasons for the Merger: Celtic Transaction - page 14

3. In the ultimate paragraph of this section, please provide an affirmative statement that the bank will not be liable to Celtic in the event shareholder approval of the merger is not obtained.

Pro Forma Financial Information  -  pages 85-89

4. Please revise the third column of your pro forma balance sheets to
include the Celtic historical balances as of December 31, 2004.
Your
pro forma adjustment column should give effect to items and
amounts
not purchased as part of the acquisition, consideration paid for amounts purchased and any fair value adjustments resulting from the
proposed transaction.   The third and fourth columns of your
current
presentation commingle various adjustments, historical amounts and are difficult for a reader to follow. Please revise accordingly.


5. You refer to a $450,000 fair market valuation adjustment in footnote 7 for both balance sheet presentations. We are unclear why you have included this amount as a pro forma adjustment and not reflected in the historical financial statements of Celtic. Loan losses inherent in the portfolio should be recognized through a periodic provision for loan losses in accordance with SFAS No. 5 and
114. It is not acceptable to recognize losses on loans that are due to concerns as to ultimate collectibility through a purchase accounting adjustment. Please carefully review the guidance in SAB
Topic 2:A:5 and SFAS No. 141, as applicable. Revise the historical financial statements of Celtic, the above pro forma financial information and other ancillary disclosures or provide persuasive evidence supporting why the above adjustment is appropriate.

6. Please revise your pro forma income statements to include a column for pro forma adjustments. For example, we note you have pro forma adjustments currently included in your historical financial statement column.

Opinions

7. Horgan, Rosen, Beckhman & Coren has given no opinion as to the enforceability of the warrants you intend to issue. Please provide the appropriate opinion with regard to the warrants.

8. Please refile the tax opinion of Murray Falk under the appropriate exhibit number. In addition, please change the reference in Mr.
Falk`s consent to the appropriate exhibit number.

9. You can limit reliance on an opinion as to purpose, but not as to person. Please revise the tax opinion of Murray Falk to remove any implication that shareholders of the Bank may not rely upon the opinion.

10. Either delete the first sentence of the penultimate paragraph of the tax opinion of Murray Falk or refile the opinion just before requesting effectiveness.

Exhibits

11. Please file the warrant agreement as exhibit 4.1 and all other appropriate exhibits that you have neglected to file.

Other

12. Include updated consents from the independent accountants in your next amendment.

13. Please review the document for internal consistency ensuring all changes are reflected throughout the document, including all relevant exhibits (i.e. the tax opinion, etc.) and ensure that the new certifications are resubmitted.

14. Please note the updating requirements in Rule 3-12 of Regulation
S-X.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Paula Smith at (202) 551-3696 or John P.
Nolan,
Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters.
Please contact Kathryn McHale at (202) 551-3464 or me at (202)
551-
3419 with any other questions.

						Sincerely,



						Christian Windsor
						Special Counsel


cc:	S. Alan Rosen, Esq.
	Horgan, Rosen, Beckham & Coren, LLP
	23975 Park Sorrento, Suite 200
	Calabasas, CA 91302